FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of January 2006

Commission File Number: 0-13742

Océ N.V.

(Translation of registrants name into English)

St. Urbanusweg 43, Venlo, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☑	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCÉ N.V.

By:	/s/ R.L. van Iperen
Chairman of the Board of Executive Directors (Principal Executive Officer)

Dated: January 18, 2006

EXHIBIT INDEX

Exhibit No.	Exhibit Name
99.1	Press Release issued December 1, 2005

Provisional results fourth quarter and 2005 financial year

Océ N.V.
P.O. Box 101, 5900 MA Venlo, the Netherlands	a
+31 77 359 2240	Printing for
Océ investor information on internet: http://investor.oce.com	Professionals

Quarterly Report 2005/4

Commercial operating income for 2005 up by 66% to € 51 million

Strong fourth quarter: commercial operating income tripled

•	Operating income from commercial activities for 2005 up 66% to € 51.6 million; fourth quarter increase from € 9.5 million to € 27.0 million. This results excludes exceptional income items.

•	Organic revenues growth 2005: +2.1% to € 2,677.3 million (of which new printing systems +10.5%); organic revenues growth fourth quarter: +3.1% (excluding lease effects).

	Fourth quarter				Financial year
In million €	2005	2004		organic	2005	2004		organic
				(excl. lease)				(excl. lease)
Total revenues	764.4	702.2	8.9%	3.1%	2,677.3	2,652.5	0.9%	2.1%
Operating income	68.0	29.1	133.7%		110.1	110.4	–0.2%
Net income	50.3	25.4	98.2%		78.8	78.1	1.0%

Operating income from commercial activities (excl. book profit on sale of leases and excl. exceptional income items)	27.0	9.5	184.3%		51.6	31.0	66.3%

In € per share
Net income	0.60	0.29	102.7%		0.92	0.89	2.7%
Dividend					0.58	0.58

•	Following a downward trend, revenues from services and media started to grow again during 2005 because earnings from servicing became more stable due to placements of new printing systems and growth in revenues from Business Services.

•	Sales of products and services increased thanks to the expansion of the sales force, investments in marketing and the success of new products.

Chairman Rokus van Iperen: ‘The flywheel is turning the right way again’

‘Océ turned the corner on the second half of 2005’, said Rokus van Iperen. ‘The flywheel of revenues from services and media is now turning the right way again. The robust increase of 66% in operating income from commercial activities is an excellent performance. In the United States the integration of Imagistics is proceeding as planned and we are now in a good position to further improve the way we serve our markets. Océ today is clearly better than last year. We have a wider range of products and services, our distributive strength in the United States and Europe has been substantially boosted and we will launch attractive new products that will further strengthen our market position.’

Quarterly Report 2005/4

	Fourth quarter		Financial year
In million €	2005	2004	2005	2004
Operating income (EBIT)	68.0	29.1	110.1	110.4
Release from pensions	–68.3		–68.3
Exceptional expenses	33.1		33.1
Operating income excl. exceptional items	32.8	29.1	74.9	110.4
Financial activities	4.3	9.5	18.6	48.4
Profit on sale of lease contracts	1.5	10.1	4.7	31.0
Operating income from commercial activities (excl. book profit on sale of leases)	27.0	9.5	51.6	31.0

Fourth quarter 2005: favourable increase in revenues and income

Total revenues in the fourth quarter of 2005 developed favourably and increased by 8.9%. The acquisition of Imagistics International Inc., which has been consolidated as from November 1, 2005, contributed 5.3% to that increase.

Exchange rate effects resulted in a 2.2% increase in revenues. On an organic basis the increase in revenues amounted to 1.4% (excluding lease effects: 3.1%). Revenues from printing systems (excluding lease effects) continue to develop positively and booked an organic increase of 6.5%; revenues from services and media were up by 1.4%, thanks in part to Business Services which made a clear contribution to the growth in revenues. Following a number of tough quarters this business group has successfully returned to growth. Revenues from servicing contracts remained stable. The book profit on the sale of the lease portfolio amounted in the fourth quarter to € 1.5 million (2004: € 10.1 million).

The gross margin decreased by 1.4% to 39.3%. This decrease was mainly attributable to lower revenues from leases (–1.1%). The volume/mix effect amounted to –0.2% and the hedging effect was –0.1%.

Operating expenses, excluding exceptional items, decreased from 36.6% to 35.1% as a percentage of revenues. As a result of further cost savings this development will continue.

Océ has concluded a new collective wage agreement with the trade unions and employee representative bodies in the Netherlands. One of the agreements reached as part of this collective bargaining process is that pension benefits will be based on a “career average earnings” system. As a result, an amount of € 68.3 million will be released from the provision for pensions.

In the fourth quarter Océ announced its intention to achieve a further reduction in costs.

In Europe this will mean the discontinuation of around 500 jobs. In the United States measures have also been taken to boost profitability. In part, these will be implemented in parallel with the realisation of the synergy effects resulting from the integration of Imagistics.

To cover these measures in Europe and the US, a total provision of € 33.1 million was set aside in 2005. In 2006 a further provision will be made of around € 15 million. Océ expects that these measures to boost the profitability will generate some € 35 million in the form of synergy and cost savings in 2006.

Operating income amounted to € 68.0 million (2004: € 29.1 million). After adjustment for the release from the pension provision and non-recurring items of € 35.2 million, operating income increased to € 32.8 million (2004: € 29.1 million). Operating income from commercial activities increased from € 9.5 million in 2004 to € 27.0 million.

The contribution by Imagistics in 2005 to Océ’s operating income was not material.

Interest charges increased to € 7.2 million due to the costs of financing the acquisition of Imagistics International Inc. In the next few months the bridging loan that was used to pay for the acquisition will be converted into a long-term financing arrangement.

The tax charge amounted to 16.7%. The tax charge includes the R&D tax credit of € 4.8 million. Without this tax credit, the tax charge would have amounted to 24.6%.

Quarterly Report 2005/4

Net income amounted to € 50.3 million (2004: € 25.4 million).

Net income per ordinary share outstanding was € 0.60 (2004: € 0.29).

Fourth quarter 2005: good results for Digital Document Systems

In Digital Document Systems (DDS) revenues in the fourth quarter increased by 10.4% to € 534.3 million (2004: € 484.1 million). On an organic basis revenues were 0.7% higher (excluding lease effects 2.7%).

Exchange rate and acquisition effects led to an increase in revenues by 2.1% and 7.6% respectively.

Revenues from printing systems, after excluding lease effects, increased organically by 6.7%.

All of the growth in sales was achieved on the basis of products that Océ launched in the past two years. In March 2006 several important new products will be launched during the Océ Open House event; these are expected to generate new impulses for sales.

Revenues from services increased organically by 0.8% compared to 2004 (excluding lease effects).

The development of revenues from services has stabilised due to the fact that the increase in maintenance contracts for digital machines now largely compensates for the decreased servicing work on analogue copiers. However, in view of the big number of new placements in 2005, revenues from services are expected to increase in 2006.

Colour is becoming increasingly important in DDS. In 2005 the Océ CPS 800/900 booked the strongest growth in sales compared to all other product lines.

The number of colour machines installed on customer premises has meanwhile increased to such an extent that revenues from servicing contracts for colour machines form a solid basis for the recovery in revenues from service.

Outsourcing of document management activities is still an important trend in the market. It helped Business Services to achieve growth again in the fourth quarter. The operating income of DDS (before exceptional items) amounted to € 16.8 million (2004: € 10.5 million).

DDS closed the 2005 financial year with a strong fourth quarter performance.

Fourth quarter 2005: strong performance by Wide Format Printing Systems

In Wide Format Printing Systems (WFPS) revenues increased by 5.5% to € 230.1 million (2004: € 218.1 million). The organic increase in revenues was 2.8% (excluding lease effects: 3.9%). Exchange rate effects contributed 2.7% to the revenues increase.

Revenues from new printing systems were up by 6.0% (excluding lease effects).

In the technical documents market Océ is achieving growth with both black-and-white and colour systems. Sales of colour printers in the graphics market have shown a strong increase.

In 2006 Océ will be adding several new colour printers to its range in response to the trend towards the increasing use of colour in the wide format market.

Revenues from services and media, excluding lease effects, were up by 2.8%.

Revenues from maintenance contracts and sales of toner and ink cartridges made a strong contribution to the growth in total income.

Operating income before exceptional items was € 16.0 million (2004: € 18.6 million). This decrease is attributable in full to lower revenues from leases. WFPS therefore performed excellently during the quarter and during the full year.

Provisional results 2005 financial year

Total revenues in 2005 were 0.9% higher at € 2,677.3 million (2004: € 2,652.5 million). This increase was achieved as a result of the acquisition of Imagistics International Inc. (1.4%). Exchange rate effects reduced revenues by 0.4%. Excluding lease effects, revenues increased on an organic basis by 2.1%.

Revenues from new printing systems increased by 10.5% but revenues from services and media were 1.1% lower (excluding lease effects).

The gross margin was 40.0% (2004: 41.6%). Of the decrease in the margin, 1.4% was attributable to lower lease revenues.

Operating expenses, excluding exceptional items, amounted to 37.2% (2004: 37.4%) as a percentage of revenues.

Quarterly Report 2005/4

Operating income was €110.1 million (2004: € 110.4 million).

Excluding the book profit of € 4.7 million on the sale of the lease portfolio, operating income from commercial activities increased by 66% to € 51.6 million (2004: € 31.0 million).

Operating income from financial activities amounted to € 18.6 million (2004: € 48.4 million).

Net income increased by 1% to € 78.8 million (2004: € 78.1 million), whilst the tax charge amounted to 12.7% (2004: 13.2%).

Net income per ordinary share was € 0.92 (2004: € 0.89).

Integration of Imagistics International Inc. proceeding as planned

The acquisition of Imagistics offers Océ a unique opportunity to penetrate the office and printroom market in America.

As from January 1, 2006 the combination operating under the name Océ Imagistics Inc. has been offering a wide range of products and services to existing and new customers.

The revenues of Océ in the US have now grown to $ 1.7 billion and therefore account for around 43% Océ’s total revenues. The Océ-Imagistics combination has given Océ an excellent basic position to achieve a strong development in our biggest market: the United States.

In the months of November and December many working groups concentrated on working out the details of the integration plans in the commercial and financial areas. The integration is proceeding as planned and we are confident that the plans drawn up so far will enable the anticipated cost savings and synergy benefits of € 15 million to be achieved in 2006.

Relocation of manufacturing on schedule

The relocation of machine manufacturing from the Netherlands to Asia is progressing as planned. The reduction in manufacturing costs is being achieved without Océ having to compromise on its high quality standards.

Of the original Venlo production value, 20% was manufactured in Asia and Central Europe in 2005. In 2006 this percentage will increase to 50%.

Revenues growth results in bigger lease portfolio

Because of the growth in revenues the total lease portfolio (for own account and outsourced) of Océ is increasing. At the end of 2005 financial lease receivables on the balance sheet amounted to € 343 million. This is 38% of the total lease portfolio of Océ. The remainder of the portfolio (62%) has been placed with third parties. At the end of 2004 that percentage was 55%.

The further sale of leases to Océ’s lease partners will bring a further decrease in lease receivables on the Océ balance sheet during the course of 2006.

Commercial versus financial results

	Fourth quarter
In million €	2005		2004
Commercial activities
Revenues	755.7		690.2
Operating income	28.5	*	19.6
Book profit on sale of lease contracts	1.5		10.1
Operating income excl. sale of lease contracts	27.0		9.5

Financial activities
Revenues	8.7		12.0
Operating income	4.3		9.5

*	After adjustment for exceptional items of € 35.2 million.

Balance sheet and cash flow

The balance sheet total amounted to € 2,819 million at the end of the financial year.

At the end of the 2004 financial year the balance sheet total was € 2,233 million.

The increase in the balance sheet total resulted from the acquisition of the assets of Imagistics amounting to a total of € 767 million. The intangible assets acquired with the Imagistics purchase amounted to € 498 million. This item includes goodwill of € 345.6 million. The other components in the intangible assets are items: i.e. brand name € 7.0 million, customers and contracts € 123.4 million and software €21.8 million. In 2006 depreciation on these intangible assets will amount to € 16.6 million (€ 1 = $ 1.20). Excluding Imagistics, the balance sheet total amounted to € 2,052 million.

Quarterly Report 2005/4

Free cash flow was € 508 million negative. Excluding the acquisition of Imagistics, free cash flow was € 124 million positive. Net debt increased from € 168 million at the 2004 year end to € 753 million. The solvency ratio was 29.0% (2004: 33.7%).

Dividend proposal 2005: € 0.58 per ordinary share

Océ will propose to shareholders a dividend for the 2005 financial year amounting to € 0.58 per ordinary share of € 0.50 nominal. If this proposal is adopted, the final dividend per ordinary share for 2005 will amount to € 0.43 in cash. The interim dividend for 2005 amounted to € 0.15 per ordinary share.

April 20, 2006: General Meeting of Shareholders

The Annual General Meeting of Shareholders will be held in Venlo on April 20, 2006.

The agenda for the meeting will be published on March 23, 2006. The annual report will be available on-line as from February 1, 2006 on www.investor.oce.com.

Prospects for 2006

The Board of Executive Directors takes the view that it is too early to give a forecast for 2006. However, we do expect that the results will be favourably influenced by the increase in revenues, both on an organic basis and as a result of the acquisition of Imagistics.

Savings yielded through the integration of Imagistics and the restructuring operations in Europe and the United States will lead to a gradual reduction in operating expenses during the year. These will be offset by extra investments in R&D, amortization on intangible assets and lower revenues from leases.

The Board of Executive Directors of Océ N.V.

January 16, 2006

For further information:

Investor Relations:

Pierre Vincent

Senior Vice President Investor Relations

Venlo, the Netherlands

Telephone +31 77 359 2240

E-mail investor@oce.com

Press:

Jan Hol

Senior Vice President Corporate Communications

Venlo, the Netherlands

Telephone +31 77 359 2000

E-mail jan.hol@oce.com

Quarterly report 2005/4

Consolidated Statement of Operations*

Period December 1, 2004 to November 30, 2005

	Fourth quarter		Financial year
Results in million €	2005	2004	2005	2004
Revenues from sales, rentals and service	755.7	690.2	2,641.0	2,584.3
Interest from finance lease	8.7	12.0	36.3	68.2

Total revenues	764.4	702.2	2,677.3	2,652.5
Cost of sales, rentals and service	463.7	416.2	1,605.5	1,549.1
Gross margin	300.7	286.0	1,071.8	1,103.4
Operating expenses	232.1	256.3	961.1	985.1
Impairment	0.6	0.6	0.6	7.9
Operating income	68.0	29.1	110.1	110.4
Financial expense (net)	7.2	3.6	17.8	18.1
Income before income taxes, equity in income of unconsolidated companies and minority interest	60.8	25.5	92.3	92.3
Income taxes	10.2	–0.2	11.7	12.2
Income before equity in income of unconsolidated companies and minority interest	50.6	25.7	80.6	80.1
Equity in income of minority interests	0.3	0.3	0.5	0.5
Income before minority interest	50.9	26.0	81.1	80.6
Minority interest in net income of subsidiaries	0.6	0.6	2.3	2.5

Net income	50.3	25.4	78.8	78.1

Free cash flow	–520.2	177.7	–507.6	370.5

Average number of ordinary shares outstanding (x 1,000)	83,762	83,515	83,698	83,488

Per ordinary share in €
Net income	0.60	0.29	0.92	0.89

*	The figures in this report are unaudited. The report has been prepared on the basis of Dutch GAAP; as compared to the Annual Financial Statements for 2004 there have been no changes in the accounting principles used for financial reporting. On January 30, 2006 Océ will publish its definitive results as included in the Annual Financial Statements.

Quarterly report 2005/4

Consolidated Balance Sheet

	End of financial year
In million €	2005	2004
Assets
Intangible fixed assets	550	37
Tangible fixed assets	579	481
Financial fixed assets	330	360
Inventories	363	317
Accounts receivable and prepaid expenses	854	725
Cash and cash equivalents	143	313

Total	2,819	2,233

Liabilities
Total shareholders’ equity	781	714
Minority interest	37	38
Long term liabilities (provisions)	513	516
Long term debt	227	438
Short term debt	669	43
Other current liabilities	592	484

Total	2,819	2,233

Changes in shareholders’ equity

Period December 1, 2004 till November 30, 2005

	Financial year
In million €	2005	2004
Amount at December 1, 2005/2004	714	713

Net income	79	78
Dividend	–50	–52
Results on shares purchased via exercise of options	–1	—
Movement repurchased shares Option plan	3	1
Foreign currency translations	36	–26

Amount at November 30	781	714

Quarterly report 2005/4

Abridged Consolidated Statement of Cash Flow

Period December 1, 2004 till November 30, 2005

	Financial year
In million €	2005	2004
Cash flow from operating activities

Net income	79	78
Depreciation	146	147
Impairment	1	8
Investments less divestments in rental equipment and movements in finance lease receivables	–43	35
Long term liabilities (provisions), inclusive provisions for finance lease and short term assets	–9	–60
Trade accounts and other receivables	–20	31
Inventories	16	–63
Trade accounts payable	45	2
Net change in other working capital accounts	–51	–41

Cash flow from operating activities	164	137

Cash flow from investing activities
Capital expenditure on intangible assets	–21	–9
Capital expenditure less divestments in property, plant and equipment	–86	–74
Capital expenditure on other financial assets	1	3
Net change in unconsolidated companies	—	1
Sale of lease portfolio	66	312
Sale (acquisition) subsidiaries net of cash	–632	—

Cash flow from investing activities	–672	233

Free cash flow	–508	370

Cash flow from financing activities
Interest bearing loans	403	–60
Movement repurchased shares Option plan	2	1
Dividend	–52	–52
Other	–3	–3

Cash flow from financing activities	350	–114

Translation differences	–12	1

Changes in cash and cash equivalents	–170	257

Quarterly report 2005/4

Breakdown of changes recurring revenues per quarter

In percentage points of total recurring revenues	2004 4th quarter	2005 1st quarter	2005 2nd quarter	2005 3rd quarter	2005 4th quarter
Population related revenues:
- DDS	–4.3	–1.9	–1.9	–0.4	–0.8
- WFPS	0.0	0.2	–0.1	0.6	0.7
Business Services	–0.2	–0.8	–0.5	–0.3	1.4
Imaging Supplies	–1.0	–0.4	0.0	–0.3	0.1
Total recurring revenues excluding interest income lease	–5.5	–2.9	–2.5	–0.4	1.4
Interest income lease	–2.0	–2.1	–2.3	–1.4	–0.7
Total recurring revenues	–7.5	–5.0	–4.8	–1.8	0.7

Quarterly report 2005/4

Profile

Océ: innovative by nature

Océ is one of the world’s leading suppliers of high-quality and innovative products and services for use by professionals in print and document management processes. The company focuses primarily on professional environments in which large volumes of documents are processed. Océ’s customers are therefore mainly active in the industrial and printing sectors as well as in office environments.

For this purpose Océ develops and manufactures its own advanced machines and systems for use in the production, distribution and management of documents. Océ also offers its customers innovative services in the areas of consultancy, outsourcing and – in cooperation with partners – financing.

Océ has built up a solid reputation as an innovator, both technologically and commercially. Océ’s products and services are renowned for their high quality, reliability, productivity, durability, ease of use, environmental friendliness and low total cost of ownership.

Most of Océ’s products and services are offered via the company’s own direct sales and service organisations. The Océ organisation is specifically tailored to serve the market segments that are of strategic relevance to the business. This gives customers direct access to their supplier; at the same time it provides Océ with a constant flow of market and customer information, which allows Océ to anticipate and respond quickly and effectively to changing market needs.

In a number of countries part of the product range is made available via specialised distributors.

In-house product development and consistent investment in Research & Development are characteristic features of Océ. They provide Océ with its own unique technology base, which largely forms the cornerstone for the success of the product range. Océ’s innovative capacity is also broadened and reinforced via alliances with strategic partners and via cooperation with co-developers.

Océ operates in eighty countries and has its own sales companies in some thirty countries. The company has about 24,000 employees, over 40 per cent of whom work in sales and service. Océ’s research and manufacturing facilities are located in the Netherlands, Germany, Belgium, France, the Czech Republic, Romania, the United States and Canada.

In 2005 Océ achieved revenues of € 2.7 billion and net income of € 79 million.

The publicly listed holding company of the Group is Océ N.V. The issued share capital amounts to about € 53.6 million divided into € 43.6 million ordinary shares, € 10 million financing preference shares and € 1,500.- priority shares. The ordinary and financing preference shares have a nominal value of € 0.50. Ordinary shares in Océ are listed on the stock exchanges in Amsterdam (Euronext), Düsseldorf, Frankfurt/Main and on the electronic stock exchange (EBS) in Switzerland. They are traded in the United States as American Depositary Receipts (ADRs) via NASDAQ. Options to Océ shares are traded on the Euronext Options Exchange.

Quarterly report 2005/4

Forward-looking statements

This report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements, which may be expressed in a variety of ways, including the use of future or present tense language, refer to future events. Océ has based these forward-looking statements on its current expectations and projections about future events.

Océ’s expectations and projections may change and Océ’s actual results, performance or achievements could be significantly different from the results expressed in or implied by these forward-looking statements based on various important factors, risks and uncertainties which are neither manageable nor foreseeable by Océ (and some of which are beyond Océ’s control).

When considering these forward-looking statements, you should keep in mind these risks, uncertainties and other cautionary statements made in this report or in Océ’s other annual or periodic filings made with the United States Securities and Exchange Commission. In the light of these risks, uncertainties and assumptions, the forward-looking events discussed in this report might not occur.

These factors, risks and uncertainties include, but are not limited to changes in economic and business conditions, customer demand in competitive markets, the successful introduction of new products and services into the markets, developments in technology, adequate pricing of products and services, competitive pricing pressures within Océ’s markets, the financing of Océ’s business activities, efficient and cost-effective operations, changes in foreign currency exchange rates, fluctuations in interest rates, political uncertainties, changes in governmental regulations and laws, tax rates, successful acquisitions, joint ventures and disposals and the effects of recent or further terrorist attacks and the war on terrorism.

For a more detailed discussion of the factors, risks and uncertainties that may affect Océ’s actual results, performance or achievements, you should refer to pages 69 to 73 of the annual report for 2004, Océ’s Annual Report on Form 20-F and any other filings made by Océ with the United States Securities and Exchange Commission.

Océ’s forward-looking statements speak only as of the date on which the statements are made, and Océ is under no obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.

Océ enables its customers to manage their documents efficiently and effectively by offering innovative print and document management products and services for professional environments.